Exhibit 4.3

NEW GREENFIRE PERFORMANCE WARRANT PLAN

GREENFIRE RESOURCES LTD.

AMENDED AND RESTATED
PERFORMANCE WARRANT PLAN

1.	Effect of Plan of Arrangement

(a)	In accordance with the terms of the Plan of Arrangement, this Plan is amended and restated as of the Company Amalgamation Effective Time and the rights and obligations of Predecessor Greenfire pursuant to the Original Performance Warrant Plan shall become the rights and obligations of the Corporation as amended and restated by this Amended and Restated Performance Warrant Plan and Predecessor Greenfire shall have no further obligations under the Original Performance Warrant Plan.

(b)	Each Performance Warrant outstanding immediately prior to the Company Amalgamation Effective Time shall be deemed to be converted into such number of Performance Warrants as is equal to the number of Performance Warrants held by such Holder immediately prior to the Company Amalgamation Effective Time multiplied by the Share Exchange Ratio.

(c)	Immediately following the conversion of Performance Warrants pursuant to subsection 1(b) above, each Performance Warrant shall entitle the holder to purchase one (1) Common Share at an exercise price equal to the exercise price of the Performance Warrant prior to such conversion divided by the Share Exchange Ratio.

(d)	Following the Company Amalgamation Effective Time, all vesting conditions as set out in the Original Performance Warrant Plan and in any Performance Warrant Certificate shall be considered to be fully satisfied and all Performance Warrants remaining outstanding shall be considered fully-vested and exercisable subject to sections 12 and 18 hereof.

(e)	Following the Company Amalgamation Effective Time, no further grants of Performance Warrants may be made under the provisions of this Amended and Restated Performance Warrant Plan.

2.	Purpose

The purpose of the Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of the Corporation or any of its subsidiaries to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract to and retain in the employ of the Corporation or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.

3.	Definitions and Interpretation

When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to them as follows:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)	“Applicable Withholdings and Deductions” has the meaning given to that term in section 5;

(c)	“Black Out Period” means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any Holder;

(d)	“Board” means the board of directors of the Corporation;

(e)	“Business Combination Agreement” means the business combination agreement made as of December 14, 2022 by and among M3-Brigade Acquisition III Corp., the Corporation, DE Greenfire Merger Sub Inc., 2476276 Alberta ULC and Predecessor Greenfire, including all exhibits and schedules annexed thereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

(f)	“Change of Control” means:

(i)	a successful “take-over bid” as defined in National Instrument 62-104 or any replacement or successor provisions (“NI 62-104”), which is not exempt from the formal take-over bid requirements of NI 62-104, pursuant to which the “offeror” as a result of such take-over bid, beneficially owns, directly or indirectly, in excess of 50% of the outstanding Common Shares;

(ii)	the issuance to or acquisition by any person, or group of persons acting in concert, of directly, or indirectly, including through an arrangement, merger or other form of reorganization of the Corporation, of Common Shares of the Corporation which in the aggregate total 50% or more of the then issued and outstanding Common Shares;

(iii)	the winding up or termination of the Corporation or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued);

provided that notwithstanding the application of any of the foregoing, a “Change of Control” shall be deemed to not have occurred:

(iv)	pursuant to an arrangement, merger or other form of reorganization of the Corporation where the holders of the outstanding voting securities or interests of the Corporation immediately prior to the completion of the reorganization will hold more than 90% of the outstanding voting securities or interests of the continuing entity upon completion of the reorganization; or

(v)	if a majority of the Board determines that in substance an arrangement, merger or reorganization has not occurred or the circumstances are such that a Change of Control should be deemed to not have occurred and any such determination shall be binding and conclusive for all purposes hereunder;

(g)	“Common Shares” means common shares in the capital of the Corporation and any shares or securities of the Corporation into which such common shares are changed, converted, subdivided, consolidated or reclassified;

(h)	“Company Amalgamation Effective Time” has the meaning ascribed to such term under the Plan of Arrangement;

(i)	“Corporation” means Greenfire Resources Ltd. and any successor corporation and any reference herein to action by the Corporation means action by or under the authority of its Board or a duly empowered committee appointed by the Board;

(j)	“Departure” has the meaning given to that term in section 12;

(k)	“Dividend” means any dividend or other distribution paid by the Corporation in respect of the Common Shares, expressed as a dollar amount per Common Share;

(l)	“Dividend Payment Date” means a date on which a Dividend is paid to holders of Common Shares and if such day is not a business day, on the next business day;

(m)	“Exchange” means the New York Stock Exchange and/or the Toronto Stock Exchange, if the Common Shares are listed on such stock exchanges, and where the context permits such other stock exchanges on which the Common Shares are or may be listed, from time to time;

(n)	“Expiry Date” has the meaning given to the term in section 9;

(o)	“Final Service Date” means the earlier of:

(i)	shall mean: (A) in respect of a Holder that is an officer, employee or consultant of the Corporation or subsidiary of the Corporation, the Holder’s last day actively at work performing the usual and customary day-to-day duties of the Holder’s officer, employment or consulting position, regardless of the reason for the cessation of the employment or consulting relationship, regardless of whether any advance working notice, or compensation in lieu of such notice is given to such Holder, and regardless of whether or not such cessation of the employment or consulting relationship is later found to be invalid or unlawful or in breach of any applicable laws, and the Final Service Date shall not, under any circumstances, be extended by any statutory, contractual or common law notice period mandated under any applicable laws, and (B) in respect of a Holder that is a director of the Corporation or subsidiary of the Corporation, the date that the Holder ceases to be a director of the Corporation or subsidiary of the Corporation; or

(ii)	the date of the Holder’s death;

for greater certainty a transfer of employment or services between the Corporation and a subsidiary of the Corporation or between subsidiaries of the Corporation shall not be considered an interruption or termination of the employment of the Holder, or cessation of the services provided by a Holder, as applicable, for any purpose of this Plan;

(p)	“Holder” means a person who is a director, officer, employee or consultant of the Corporation or a subsidiary of the Corporation; a corporation wholly-owned by such persons; or any other individual or body corporate who may be granted a Performance Warrant as determined by the Board, who is granted a Performance Warrant pursuant to this Plan;

(q)	“Just Cause” means anything which constitutes “just cause” for summary dismissal at common law;

(r)	“Market Price” means:

(i)	in the event that the Common Shares are not listed and posted for trading on any stock exchange, the fair market value of the Common Shares as determined by the Board in its sole discretion, and

(ii)	otherwise, the volume weighted average trading price of the Common Shares on the stock exchange upon which the Common Shares are listed and posted for trading (or if the Common Shares are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Common Shares occurs) for the five trading days immediately preceding the particular day, calculated by dividing the total value by the total volume of Common Shares traded for the five trading-day period;

(s)	“Original Performance Warrant Plan” means the performance warrant plan of Predecessor Greenfire with an effective date of February 2, 2022 as amended and restated March 7, 2022;

(t)	“Performance Warrant” means a performance warrant entitling the Holder thereof to acquire a designated number of Common Shares from treasury at a price as determined in accordance with subsection 1(c);

(u)	“Performance Warrant Period” means the period determined by the Board during which a Holder may exercise a Performance Warrant;

(v)	“Plan” or “Amended and Restated Performance Warrant Plan” shall mean this performance warrant plan, which amends and restates the Original Performance Warrant Plan, as embodied herein and as from time to time amended;

(w)	“Plan of Arrangement” means the plan of arrangement under section 193 of the ABCA in substantially the form attached as Exhibit F to the Business Combination Agreement, subject to any amendments or variations to such plan made in accordance with the Business Combination Agreement and such plan of arrangement;

(x)	“Predecessor Greenfire” means Greenfire Resources Inc., a corporation incorporated under the provisions of the ABCA;

(y)	“Retirement” means a Holder who voluntarily resigns as an employee or officer of the Corporation or a subsidiary of the Corporation provided that all of the following conditions are met:

(i)	the Holder provides a minimum of six months written notice of their resignation prior to their scheduled Final Service Date;

(ii)	the Holder is fifty-five years of age or older on such Holder’s Final Service Date;

(iii)	on the Final Service Date the Holder has been an employee or officer of the Corporation or a subsidiary of the Corporation for a continuous period from the later of: (A) the date that is five years prior to the Final Service Date; and (B) October 1, 2021; and

(iv)	the Holder has entered into a retirement agreement with the Corporation, which shall contain restrictive covenants including covenants restraining the Holder from being employed by, providing consulting services to, or being an officer or of, any entity competitive with the business carried on by the Corporation as at the Final Service Date; and

(z)	“Share Exchange Ratio” has the meaning ascribed to such term under the Plan of Arrangement.

Wherever the singular or masculine is used in this Plan, the same shall be construed as meaning the plural or feminine or body corporate and vice versa, where the context or the parties so require.

4.	Administration

The Plan shall be administered by the Board. The Board shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive any rules and regulations implemented by the Board to govern the administration and operation of the Plan subject to any other limitations on the Corporation. All decisions and interpretations made by the Board shall be final, binding and conclusive upon the Corporation and on all persons eligible to participate in the Plan. Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of the Plan to a committee of directors appointed from time to time by the Board, in which case all references herein to the Board shall be deemed to refer to such committee.

5.	Tax Withholdings

Notwithstanding any other provision contained herein, in connection with the exercise or surrender of a Performance Warrant by a Holder from time to time, as a condition to such exercise or surrender the Corporation shall require such Holder to pay to the Corporation (or the relevant subsidiary) an amount as necessary so as to ensure that the Corporation (or such subsidiary, as applicable) is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions (the “Applicable Withholdings and Deductions”) relating to the exercise or surrender of such Performance Warrants (or by entering into some other arrangement acceptable to the Corporation in its sole discretion). In addition, the Corporation (or the relevant subsidiary, as applicable) shall be entitled to withhold from any amount payable to the Holder, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Corporation (or the relevant subsidiary) is in compliance with Applicable Withholdings and Deductions relating to the exercise or surrender of such Performance Warrants.

6.	Participation

Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect a Holder’s relationship or employment with the Corporation.

Notwithstanding any express or implied term of this Plan or any Performance Warrant to the contrary, the granting or holding of a Performance Warrant pursuant to the Plan shall in no way be construed as conferring on any Holder any right with respect to continuance as a director, officer, employee or consultant of the Corporation or any subsidiary of the Corporation.

Performance Warrants shall not be affected by any change of employment of the Holder or by the Holder ceasing to be a director or officer of or a consultant to the Corporation or any of its subsidiaries, where the Holder at the same time becomes or continues to be a director, officer or employee of or a consultant to the Corporation or any of its subsidiaries.

No Holder shall have any of the rights of a shareholder of the Corporation in respect to Common Shares issuable on exercise or surrender of a Performance Warrant until such Common Shares shall have been paid for in full and issued by the Corporation on exercise or surrender of the Performance Warrant, pursuant to this Plan.

7.	Common Shares Subject to Performance Warrants

The number of authorized but unissued Common Shares that may be issued upon the exercise of Performance Warrants granted under the Plan at any time shall not exceed [·] Common Shares.

Appropriate adjustments shall be made as set forth in section 14 hereof, in both the number of Common Shares covered by individual grants and the total number of Common Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Corporation.

If any Performance Warrant granted hereunder shall be exercised or expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall not be available for the purpose of the Plan.

8.	Certificate of Grant

(a)	Each Performance Warrant outstanding under this Plan shall be evidenced by way of certificate of grant or by a written agreement between the Corporation and each Holder to whom a Performance Warrant is granted hereunder, which certificate or agreement will set out the number of Common Shares subject to purchase, the exercise price and any other terms and conditions approved by the Board, all in accordance with the provisions of this Plan (herein referred to as the “Performance Warrant Certificate”).

(b)	Following the Company Amalgamation Effective Time, for all Performance Warrants that remain outstanding following the Company Amalgamation Effective Time, the Corporation shall provide to each Holder a new Performance Warrant Certificate evidencing the number of Common Shares subject to purchase, the exercise price and any other terms and conditions of such Performance Warrants in accordance with the Plan of Arrangement and section 1.

(c)	All Performance Warrant Certificates that were outstanding immediately prior to the Company Amalgamation Effective Time shall be deemed to be cancelled and of no further force and effect.

9.	Performance Warrant Period and Exercise Price

Each Performance Warrant and all rights thereunder shall be expressed to expire on the date set out in the respective Performance Warrant Certificate, which shall be the date of the expiry of the Performance Warrant Period (the “Expiry Date”), subject to earlier termination as provided in sections 12 and 18 hereof and extension provisions relating to a Black Out Period in section 10. All rights to purchase pursuant to a Performance Warrant will, unless otherwise determined by the Board, expire at 4:30 p.m. (Calgary time) on the tenth anniversary of the date on which such Performance Warrant is granted.

Subject to any limitations imposed by any relevant regulatory authority, the exercise price of a Performance Warrant granted under the Plan shall be determined by the Board when such Performance Warrant is granted.

10.	Exercise of Performance Warrants

A Holder shall be entitled to exercise a Performance Warrant granted to such Holder at any time prior to the Expiry Date, subject to sections 12 and 18 hereof. As of the Arrangement Effective Date, all Performance Warrants shall be deemed to be fully vested and exercisable, subject to sections 12 and 18.

The exercise of any Performance Warrant will be conditional upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Common Shares in respect of which the Performance Warrant is being exercised, accompanied by certified cheque or bank draft for the full purchase price of such Common Shares with respect to which the Performance Warrant is being exercised and any additional payments required pursuant to section 5.

No Common Shares shall be issued pursuant to the exercise of a Performance Warrant unless the exercise of such Performance Warrant and the issuance and/or delivery of such Common Shares pursuant thereto shall comply with all relevant provisions of applicable securities law, the rules and regulations promulgated thereunder, and the requirements of any Exchange or consolidated stock price reporting system on which prices for the Common Shares are quoted at any given time. As a condition to the exercise of a Performance Warrant, the Corporation may require the person exercising such Performance Warrant to represent and warrant at the time of any such exercise that the Common Shares are being purchased only for investment and without any present intention to sell or distribute such Common Shares if, in the opinion of counsel for the Corporation, such a representation is required by law.

Notwithstanding anything else contained herein, if the Expiry Date of a Performance Warrant occurs during a Black Out Period applicable to the relevant Holder, or within seven Business Days after the expiry of a Black Out Period applicable to the relevant Holder, then the Expiry Date for the Performance Warrant shall be the date that is the seventh Business Day after the expiry date of the Black Out Period.

11.	Cashless Surrender

(a)	Subject to the provisions of the Plan (including subject to section 5), if permitted by the Board in its sole discretion at the relevant time, a Holder may elect to surrender a Performance Warrant (that would otherwise be exerciseable) in exchange for the issuance of that number of Common Shares calculated as follows: (i) the number of Performance Warrants surrendered multiplied by the difference between the Market Price (calculated as at the date of surrender) and the exercise price of such Performance Warrant and (ii) divided by the Market Price (calculated as at the date of surrender). A Performance Warrant may be surrendered pursuant to this section 11 from time to time by delivery to the Corporation at its head office in Calgary, Alberta, or such other place as may be specified by the Corporation, of a written notice of surrender specifying that the Holder has elected to cashless surrender such Performance Warrant and the number of Performance Warrants to be surrendered and accompanied by the payment of an amount equal to the Applicable Withholdings and Deductions (or by entering into some other arrangement with respect thereto acceptable to the Corporation in its sole discretion).

(b)	The Corporation will not be required, upon the surrender of any Performance Warrants pursuant to this section 11, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of fractional Common Shares, there will be paid to the Holder by the Corporation upon the surrender of such Performance Warrants pursuant to this section 11 within ten business days after the surrender date, an amount in lawful money of Canada equal to the then Market Price per Common Share multiplied by such fractional interest, provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $10.00.

12.	Ceasing to be a Director, Officer, Employee or Consultant

Except as otherwise determined by the Board, if a Holder ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries, and the Holder does not continue in at least one of such capacities (in each case, a “Departure”), then the following will apply:

(a)	if the reason for the Departure is termination for Just Cause or termination by the Corporation of a consulting contract due to a material breach, then such Holder’s Performance Warrants shall terminate and be cancelled immediately for no consideration as of the Final Service Date.

(b)	if the reason for the Departure is any reason other than as provided in subsection 12(a), 12(c) or 12(d) then such Holder’s Performance Warrants may be exercised until the earlier of the Expiry Date and 4:30 p.m. (Calgary time) on the day which is 30 days after the Final Service Date, and the right to exercise the Performance Warrants thereafter shall terminate.

(c)	if the reason for the Departure is the death of the Holder, then such Holder’s Performance Warrants may be exercised (by the Holder’s legal representative, if applicable) until the earlier of the Expiry Date and 4:30 p.m. (Calgary time) on the day which is one year after the Final Service Date, upon which time the right to exercise the Performance Warrants shall terminate.

(d)	if the reason for the Departure is Retirement of the Holder, then such Holder’s Performance Warrants may be exercised until the earlier of the Expiry Date and 4:30 p.m. (Calgary time) on the day which is one year after the Final Service Date, upon which time the right to exercise the Performance Warrants shall terminate.

13.	Holder’s Rights Not Transferable

No right or interest of any Holder in or under the Plan or in or under any Performance Warrant is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution unless otherwise agreed by the Board.

Subject to the foregoing, the terms of the Plan shall bind the Corporation and its successors and assigns, and each Holder and his heirs, executors, administrators and personal representatives.

14.	Anti-Dilution of the Performance Warrant

(a)	In the event of:

(i)	any subdivision, redivision or change of the Common Shares at any time during the term of the Performance Warrant into a greater number of Common Shares, the Corporation shall deliver, at the time of any exercise thereafter of the Performance Warrant, such number of Common Shares as would have resulted from such subdivision, redivision or change if the exercise of the Performance Warrant had been made prior to the date of such subdivision, redivision or change;

(ii)	any consolidation or change of the Common Shares at any time during the term of the Performance Warrant into a lesser number of Common Shares, the number of Common Shares deliverable by the Corporation on any exercise thereafter of the Performance Warrant shall be reduced to such number of Common Shares as would have resulted from such consolidation or change if the exercise of the Performance Warrant had been made prior to the date of such consolidation or change; or

(iii)	any reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares, or in case of the consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or in case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, at any time during the term of the Performance Warrant, the Holder shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of the Performance Warrant, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the holder of the number of Common Shares to which he was entitled upon exercise of the Performance Warrant.

(b)	Adjustments shall be made successively whenever any event referred to in this section 14 shall occur. For greater certainty, the Holder shall pay for the number of shares, other securities or property as aforesaid, the amount the Holder would have paid if the Holder had exercised the Performance Warrant prior to the effective date of such subdivision, re-division, consolidation or change of the Common Shares or such reclassification, consolidation, amalgamation, merger or transfer, as the case may be.

15.	Dividends paid on Common Shares

(a)	Subject to subsection 15(b), the exercise price of any outstanding Performance Warrant shall be reduced on each Dividend Payment Date that occurs between the date of issuance of such Performance Warrant and the earlier of: (i) the date such Performance Warrant is exercised; and (ii) the Expiry Date of such Performance Warrant, by an amount equal to the Dividend paid on that Dividend Payment Date; provided that notwithstanding the foregoing, the exercise price of any Performance Warrant shall never be less than $0.01.

(b)	If on Dividend Payment Date the Board determines in its sole discretion to make a payment to any Holder equivalent to the amount of the Dividend there shall be no adjustment to the exercise price of any Performance Warrants held by such Holder pursuant to subsection 15(a) on such Dividend Record Date.

16.	Costs

The Corporation shall pay all costs of administering the Plan.

17.	Vesting

As of the Company Amalgamation Effective Time, all Performance Warrants shall be deemed to be fully vested and exercisable, subject to sections 12 and 18.

18.	Acceleration of Expiry Time

Notwithstanding any other provisions contained herein, the Board may, in its sole discretion, accelerate the Expiry Time or shorten the time period within which the Performance Warrants shall be exercisable in connection with a Change of Control; provided that such acceleration or shortening of time periods shall not prohibit the Holder from exercising such Holder’s vested Performance Warrants to participate in such Change of Control transaction to the extent such Holder would otherwise have been entitled to do so.

19.	Termination and Amendment

(a)	Subject to subsections 19(b) and (c), the Board may, at any time and from time to time, without the approval of the shareholders of the Corporation, suspend, discontinue or amend the Plan or a Performance Warrant outstanding hereunder.

(b)	Notwithstanding subsection 19(a), the Board may not, without the approval of the shareholders of the Corporation to the extent such approval may be required by the policies of the Exchange, amend the Plan or a Performance Warrant to:

(i)	increase the number of Common Shares that are available to be issued pursuant to granted and outstanding Performance Warrants at any time pursuant to section 7;

(ii)	extend the Expiry Date of any outstanding Performance Warrants granted under the Plan;

(iii)	make any reduction in the Exercise Price of a Performance Warrant except pursuant to section 15;

(iv)	permit the transfer or assignment of Performance Warrants, except in the case of death of a Grantee; or

(v)	make any amendments to this section 19.

(c)	Unless Holders holding at least 66⅔% of the Performance Warrants then outstanding otherwise consent in writing, the Board may not suspend, discontinue or amend the Plan or amend any outstanding Performance Warrant in a manner that would adversely alter or impair any Performance Warrant previously granted to a Holder under the Plan; and provided that if an amendment to an outstanding Performance Warrant (or the terms of this Plan applicable to such Performance Warrant) would disproportionately and adversely affect a Holder (or Holders) relative to other Holders, then such amendment shall solely require the consent of the Holders holding at least 66⅔% of the Performance Warrants that are so disproportionately and adversely affected.

20.	Applicable Law

This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Unless otherwise specified, all monetary or dollar amounts set forth herein or in any Performance Warrant shall be payable in the lawful money of Canada.

21.	Effective Date

This Plan shall become effective as of and from, and the effective date of the Plan shall be February 2, 2022 as amended and restated March 7, 2022 and as amended and restated [●], 2023.